FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 12, 2005, titled “AFP PROVIDA S.A. reports its Results as of June 30, 2005.”

Item 1

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 12, 2005 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended June 30, 2005. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of June 30, 2004 are inflation adjusted by the year on year CPI figure of 2.7% .

AFP PROVIDA S.A. reports its Results as of June 30, 2005

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2005
Net income for the first half of 2005 (1H05) amounted to Ch$18,301.2 million, a 118.0% or Ch$9,907.7 million higher than the result recorded in the same period of 2004. It is important to notice that this increase is affected by an adjustment made on the results reported by the Company in June 2004 with reference to provisions of life and disability insurance. However, it should be pointed out that if the above adjustment had not been made, Provida’s income would have also increased, implying a positive variation of 8.9% or Ch$1,941.5 million due to the favorable evolution of the business mostly in terms of operating revenues.
With respect to operating income, this recorded an outstanding increase of 106.4% or Ch$11,995.8 million with respect to 1H04, mainly as a result of the favorable result obtained in operating revenues where the noticeable evolution of fee income is highlighted (an increase in collection levels) and the positive result obtained on mandatory investment given the good performance reached by the local stock markets. In relation with expenses, these positively contributed to the result due to lower costs of life and disability insurance given the adjustment made on provisions for casualty rate in 1H04, which were partially offset by higher expenses recorded in administrative remunerations for higher severance payments and higher other operating expenses specially refereed to computing costs as a result of the implementation of new technology and administrative costs associated to the restructuring of the commercial and distribution model implemented by the Company.
Regarding the life and disability insurance, it is important to notice that Provida at the close of the first semester of 2004 and as it was duly reported, contemplated the inclusion of provisions of previous contracts charging them to shareholders’ equity. These provisions arose from an exhaustive analysis of casualty rate that concluded that casualty rate costs informed by the insurance companies on whose basis provisions are made according to the norm, were not enough to appropriate cover the effective cost of casualties in the policies, developing a predictive model to determine with a reasonable reliability level the effective costs of contracts and accrue them in its coverage period to fulfill with the accounting principle of correlation between revenues and expenses.
Based on the above, AFP Provida requested the Superintendency of AFP (SAFP) to complement the regulation to incorporate other variables to constitute provisions. Additionally, the Company requested approval to acknowledge all those provisions refereed to previous contracts against retained earnings for being costs incurred in other periods and erroneously acknowledged in the current period. For the close of the financial statements of 2005 period, the SAFP reported its disagreement with the Company’s proposals and determined to reverse the charges against retained earnings at the beginning of last period made al the close of June 2004, rebuilding the respective financial statements and increasing the cost of life and disability premium of that period.

Should the above adjustment had not been made, the Company would have also reflected the real increase in the net income for Ch$3,579.6 million or 18.2% mainly sustained by the positive performance recorded by operating revenues
In terms of non-operating result, the first semester of 2005 recorded a loss that implied a negative deviation of 226.8% or Ch$1,104.1 million with respect to same period last year. This lower result was attained on the lower non operating revenues net due to in 1H04 the extraordinary profit from the sale of 30% stake of AFP Porvenir in the Dominican Republic is included, adding the negative effect of price level restatement as a result of losses in the exchange rate and the higher inflation.
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$459.4 million in the first semester of 2005, representing a remarkable increase of 121,1% regarding the same period last year.
As of June 30, 2005, Provida continued leading the pension fund industry, totaling US$19,902 million in assets under management and a portfolio of 3.1 million affiliates representing market shares of 31.5% and 41.6% respectively (last percentage as of May 2005).
GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2005
Net income for the second quarter of 2005 (2Q05) amounted to Ch$9,347.7 million, implying a variation of Ch$9,030.0 million or 2,842.4% compared to the figure registered in the second quarter of 2004 (2Q04). This positive variation is the result of the adjustment made on results reported by the Company in June 2004 that implied to record a higher level of provisions for life and disability insurance. However, it is important to stress that if the aforementioned adjustment had not been made, the results would have also increased in a 5.8%
In the period the favorable performance of operating revenues is highlighted, increasing by 428.7% or Ch$9,720.7 million with respect to 2Q04. This variation is the result of the important increase in fee income and the extraordinary gains obtained on mandatory investment that jointly contributed with Ch$6,341.7 million. The latter was accompanied by an operating expenses reduction of Ch$3,142.5 million due to the aforementioned adjustment of provisions in the insurance that was partially offset by higher other operating expenses refereed to computing (implementation of new technology) and administrative costs (restructuring of commercial network) and by higher remunerations expenses (severance payments for projected staff reductions)

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates

Business Drivers	June, 2005	Market Share
Number of Affiliates	3,097,079	41.62%	(1)
Number of Contributors	1,520,837	40.61%	(1)
Number of Pensioners	77,701	38.55%

Collection Base (US$ Million)	763	34.29%	(1)
AUM (US$ Million)	19,902	31.45%
Pension Fund Average Real Return (1H05)	5.26%
Pension Fund A Real Return (1H05)	5.86%
Pension Fund B Real Return (1H05)	5.49%
Pension Fund C Real Return (1H05)	5.30%
Pension Fund D Real Return (1H05)	4.61%
Pension Fund E Real Return (1H05)	3.89%

Other Variables	June, 2005	Market Share
Number of Branches	134	47.02%
Number of Administrative Employees	1,037	30.35%	(2)
Number of Sales Agents	533	23.03%	(2)

(1) Market Share in May, 2005.	in Latin America.
(2) Market Share in March, 2005.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST HALF 2005 (1H05)

During the first half of 2005 the Chilean Economy experimented an average growth of 6.1% where the indexes for May and June of 6.4% in both months are highlighted. The growth reached during the first half of the year was mostly boosted by the strong dynamism exhibited by the internal demand although foreign trade also maintained a favorable performance.

With respect to the internal demand, this showed an important expansion of 7.9% stemming from a noticeable increase in the gross domestic investment both in fixed capital (machinery and equipments), as well as consumption of durable goods. In the export area, the price of copper and basic goods as well as manufactured stand out. The latter was benefited by the free trade agreements signed with USA and the European Union. Also, the high price reached by copper in the London Metal Exchange is highlighted being transacted at an average price of US$1,53/pound on the first half of 2005 and reaching an historical price of US$1,73/pound on the first week of August.

In terms of inflation the price economic index (IPC) recorded a monthly variation of 0.4% in June 2005 accumulating during the first six months of the year, an increase of 1.8% and with respect to June 2004 (12 month variation) an increment of 2.7%. During July, an unexpected inflation of 0.6% was recorded, accumulating an inflation of 2.4% in the current year and 3.1% in twelve months. As the last figures, the annalists’ expectation is that the Central Bank raises the interest rate to maintain the internal prices in the expected pace, being the projected inflation by the Authority of 2.8% for 2005.

In consistence with the framework described above, the labor market, a factor of great relevance for the pension system, reflects the level of economic activity and its growth. In fact, the unemployment levels in the current year have maintained below the levels reached in 2003 and 2004 (excepting a slight increase in relation to 2004 in the first three mobile-quarters). In figures, the unemployment rate of the country for the quarter April-June 2005 reached 8.7% implying a decrease of 0.9% with respect to the same quarter last year.

The greater dynamism of the internal demand has been reflected in the creation of new jobs, mostly in sectors of strong impact such as construction and commerce. Thus, the number of employed people amounted to 5,784,220 people, representing a growth of 4.2% with respect to the same quarter last year, that is, an increase of 234,360 new jobs mainly in the areas of financial services, commerce and construction. It is estimated that the labor force slightly grew by 3.2% (193,810 people) and reached 6,333,980 people. The number of unemployed people decreased by 6.9% (40,550 people) remaining at 549,770 people.

In terms of growth expectations for the Chilean Economy for 2005, the BBVA Research Department has raised them from 5.8% to 6.1% basically due to the stronger internal demand where the investment increase concentrated in the first half is underlined, expecting to have a moderation during the second half of the year. Likewise, exports are expected to keep a more stable expansive conduct of the order of 6%.

Concerning the labor market and even if the growth of intensive labor sectors is reduced such as construction and commerce, it is expected that during the second half of the year the unemployment rate will continue to decrease since the labor force should reach a “natural” limit (and with that its growth may progressively go down) as the number of people who have not joined the labor market at a determined salary level is increasingly lower. Likewise and as the flexibility of demand for jobs to reactivate the economic activity level, as long as the economy remains vigorous, the creation of new jobs is likely to show a growing trend.

Net Income

In the first half of 2005 Net Income reached Ch$18,301.2 million, equivalent to an average equity return of 22.3%, representing a real increase of 118.0% or Ch$9,907.7 million with respect to 1H04.

It is important to stress that the above evolution has been recorded after an adjustment made in the results informed by the Company in the month of June 2004 and reported in our press release on August 19, 2004.

The latter due to the Company at the close of 2004 and in consideration of an exhaustive analysis of provisions for higher casualty rate, concluded that the casualty costs reported by the insurance companies, on whose basis the provisions are recorded according to the norm, were not enough to appropriately cover the effective cost of the casualty rate of the policies. Additionally, by applying the credit (debit) balance of insurance companies for provisions for higher casualty rate, the results of a period are affected for casualty rate obligations incurred in previous periods, concluding that there was not an adequate correlation between revenues and expenses of each period, which is an essential accounting principle.

Provida submitted this information to the Superintendency of Pension Funds Administrators (SAFP) to complement the respective regulation and also requested that provisions corresponding to previous periods were acknowledged against retained earnings, adjusting at that date any difference arisen for this concept. At the close of financial statements of 2004 period, the SAFP reported its disagreement with the Company’s proposals, requiring a reversal of the retained earnings adjustment at the beginning of the previous period made at the close of June 2004, rebuilding the respective financial statements and increasing the cost of life and disability insurance premium of that period.

Should the above adjustment had not been made, the Company would have also reflected the real increase in the net income for Ch$1,491.5 million or 8.9% mainly sustained by the positive performance recorded by operating revenues.

In operating terms, an outstanding increase of 106.4% is recorded where the positive result reached by operating revenues is highlighted due to the fees’ favorable evolution given the increment in collection levels and higher earnings on mandatory investments mainly as a result of good performance exhibited in the local stock market. Also, the lower expenses contributed to the above result in which the cost of life and disability insurance stands out as its higher acknowledgment in 1H04 as the above explanation that in the Company’s opinion corresponded to previous periods. The above saving was partially offset by higher remunerations of administrative personnel in connection with higher severance payments and higher other operating expenses mainly refereed to computing expenses due to the new technology implementation as well as administrative expenses associated to the restructuring of commercial network. Finally, if the insurance effect is isolated, the operating income would have significantly increased by Ch$3,579.6 million or 18.2% .

Regarding non-operating result, it recorded a loss that implied a negative variation of 226.8% with respect to the same period last year. This variation stem from lower non-operating revenues net since in 1H04 earnings attained on the sale of 30% stake of AFP Porvenir to the Progreso Group in the Dominican Republic is included as well as the negative effect in price level restatement resulting from the loss from the exchange rate in the semester associated with the dollar debt with Provida Internacional and the application of a higher inflation over the Company’s net liability exposure.

With respect to income taxes, the higher expense of the semester is associated with higher tax results obtained in the period and the adjustment made on tax expense mainly in connection with deferred taxes in light of the tax settlement of 2004 period made in April 2005.

	1H05	1H04	Change	%

	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
Operating Income	23,266.8	11,271.0	11,995.8	106.4%
Total Operating Revenues	70,582.9	61,452.1	9,130.9	14.9%
Total Operating Expenses	(47,316.2)	(50,181.1)	2,864.9	-5.7%

Other Income (Expenses)	(617.3)	486.8	(1,104.1)	-226.8%
Income Taxes	(4,348.2)	(3,364.3)	(983.9)	29.2%
Net Income	18,301.2	8,393.5	9,907.7	118.0%
  Earnings per share (each ADR represents fifteen shares) reached Ch$55.24 in 1H05 that positively compares with Ch$23.95 obtained in 1H04. At June 30, 2005, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to 1H04.

Business Development

Operating Revenues

During 1H05 they reached Ch$70,582.9 million representing a real increase of 14.9% or Ch$9,130.9 million with respect to 1H04. In this positive evolution the higher fee income is highlighted registering a variation of Ch$5,237.2 million or 9.5% basically given a higher collection level and the extraordinary gains on mandatory investments higher by Ch$3,043.1 million or 83.2% in comparison with the result recorded in 1H04 due to the better performance exhibited in local stock market investments. Additionally, the higher other operating revenues increased by Ch$1,043.5 million or 54.8% due to the extraordinary revenues stemming from other AFPs through the clarification of multiple affiliation. Partially offsetting the above, there were lower financial revenues from life and disability insurance contracts for Ch$192.9 million or 20.6% .

  Fee Income as of the first half of 2005 reached Ch$60,190.5 million, representing an increase of 9.5% or Ch$5,237.2 million with respect to the same period, last year in a context where the total collection of 1H05 recorded a real increase of 7.1%. In this gap between fee and collection, the higher amount in fees stemmed from the massive process of leftovers recovery in the period. It is important to point out that the implementation of “the Unified Platform” at the end of July 2004 implied a delay in the accreditation of collection process in the affliates’ individual accounts which is a legal requirement to charge the associated fees. Considering that, the Company took measures to correct this delay making an special task to recover leftovers generated from the Unified Platform start up, a process that has been mostly stabilized in the first half of 2005 as per the adjustments in the development of this new technology.

  This positive evolution is in a framework where Provida has maintained its leading position in the pension fund industry with market shares over 40% in terms of clients where the number of contributors ascended to 1,520,837 at June 2005.

  Gains on Mandatory Investment ascended to Ch$6,701.8 million, representing an increase of Ch$3,043.1 million (83.2%) with respect to 1H04. The higher return is explained basically due to the better performance experienced by local stock market investments (IPSA +14.5%, IGPA +6.2%) and the long term fixed income that recoded a drop in the interest rates (BCU 5 years -77 bp, BCU 10 years –94 bp, BCU 20 years –112 bp). Consequently, the weighted average nominal return of pension funds reached 6.31% in the first half of 2005 that positively compares with the 3.84% reached in 1H04.

Operating Expenses

They decreased a 5.5% or Ch$2,729.5 million from Ch$50,045.7 million in 1H04 to Ch$47,316.2 million in 1H05. This variation arose from the lower expense in L&D insurance premium for higher casualty rate since in 2004 provisions related to the estimation of the total economic cost of policies prior to that period were acknowledged. The latter was partially offset by higher remunerations of administrative personnel given higher severance payments and higher other operating expenses mainly computing costs in relation to this new technology start up and administrative costs from the restructuring process in branch offices that led to the externalization of collection and pension payments, as well as an increase in the network (higher costs in leases).

  Remuneration of Administrative Personnel amounted to Ch$8,515.1 million in 1H05, higher by Ch$798.8 million or 10.4% with respect to the same period, last year. This deviation is mainly attained on the higher expense of severance payments stemming from staff reduction concreted in 1H05 as well as reductions projected for the rest of the period that were conservatively provisioned. Additionally, the period recorded higher other allowances due to the provision made in connection with profit bonuses by the labor union suit, higher remunerations and higher variable remunerations basically associated to pension executives given the redefinition of sales force profile.

  Regarding the administrative staff, the average for the semester has not experienced significant variations reflecting a drop of 0.3% from 1,048 employees in 1H04 to 1,045 in 1H05. At the close of both periods the administrative staff fell from 1,050 to 1,037 equating to a decline of 1.2%.

  Sales Force Remuneration decreased from Ch$4,407.5 million in 1S04 to Ch$4,221.5 million in 1H05, representing a positive deviation of Ch$185.9 million (4.2%). On one hand, this result is supported by lower remunerations and allowances given the lower number of personnel, adding lower commissions refereed to participations regarding transfers, effects partially offset by higher awards associated to the commercial incentive trip which was accounted in July last year.

  Finally, the period recorded lower severance payments of the current year given the important reduction of 57 sales agents in 1H04. In figures, the average number of sales agents for the semester fell from 571 in 1H04 to 539 in 1H05, representing a drop of 5.6%. Regarding the evolution at the close of each period, the sales decreased fell from 568 to 533 salespeople, registering a drop of 6.2%.

  The cost of Life and Disability Insurance (L&D) during 1H05 reached to Ch$23,749.3 million representing a decrease of Ch$6,295.9 million or 21.0% with respect to 1H04. This variation is basically explained by lower provisions for higher casualty rate for Ch$7,468.2 million, partially offset by a lower cost regarding temporary premium of Ch$1,172.3 million associated to the growth reached in collection.

  At the close of first half of 2004 in terms of provisions and as it was reported, the period included provisions of previous contracts charged against shareholders’ equity in order to reflect an appropriate correlation between revenues and expenses. These provisions were obtained from an exhaustive analysis of the casualty rate that involved the development of a predictive model to determine at a reasonable reliability level the effective cost of contracts and accrue them in its coverage period in order to fulfill with the accounting principle of correlation between revenues and expenses.

  Since the norm takes as a base of provision the credit (debit) of balances informed by the insurance companies that due to several factors (interest rates discount, payments possibilities, among others) do not permit to appropriate cover the obligations generated by the contracts during their coverage period, AFP Provida requested the Superintendency of Pension Funds (SAFP) to complement the norm to incorporate other variables to constitute provisions. Additionally, the Company requested approval to acknowledge against retained earnings all those provisions refereed to previous contracts for being costs incurred in other periods being acknowledged erroneously in the current period.

  For the release of financial statements of 2004 period, the SAFP instructed that charges made against shareholders’ equity were reversed and acknowledged as a result of the period. As a consequence, all the quarterly financial statements previous to the close of the year (June and September 2004) had to be corrected including the aforementioned operation. In this way, the financial statements corrected at June 2004 included Ch$8,515.6 million of additional provisions that totally corresponded to costs of previous periods, reason why the Company had requested to be charged against retained earnings.

  Other Operating Expenses increased from Ch$8,012.1 million in 1H04 to Ch$10,830.2 million in 1H05, equivalent to 35.2% or Ch$2,818.1 million. This variation is explained by higher computing expenses of Ch$1,650.9 million related to the implementation of new technology and to a lesser extent to externalization of maintenance services.

Adding to the above are higher administrative expenses of Ch$755.7 million mainly associated with the redesign of the distribution and commercial model implemented by the Company which according the clients’ segmentation has modified the branch offices according to the requirements of the different segments as part of the commercial strategy intended to improve the customer assistance and increase the process efficiency implemented at the beginning of 2004. The traditional branch offices were mainly reoriented towards sale and advisory services, leaving apart mostly all transactional operations, creating voluntary pension saving centers aimed at granting pension advisory and sales services. In addition, “BBVA Express” were created a network that gather massive operations such as collection and pension payments. In figures the number of branch offices increased by 26% from 106 branch offices in June 2004 (78 in December 2003) to 134 in June 2005.

As a consequence of the latter, it has been implemented the process externalization that led that the period recorded higher costs for collection and pension payments, as well as an increase of expenses for a higher level of infrastructure. Additionally, higher depreciation costs of Ch$332.4 million were recorded associated with investments made in the commercial network.

Operating Income

It increased by Ch$11,995.8 million, or 106,4%, reaching Ch$23,266.8 million in 1H05. This outstanding result is sustained by the extraordinary level reached by operating revenues mainly refereed to fee income and mandatory investment. Positively contributing to the above are lower operating expenses specially those associated to L&D Insurance given the adjustment of provisions in 2004 as per SAFP’s instructions. Should the above adjustment had not been made, the Company would have also reflected a real increase in operating income of Ch$3,579.6 million or 18.2%, backed up in the noticeable evolution of operating revenues.

Other Non Operating Income (Expenses)

They decreased from an income of Ch$486.8 million in 1H04 to a loss of Ch$617.3 million in 1H05, representing an unfavorable deviation of Ch$1,104.1 million. This evolution is explained by the lower other non operating revenues net of Ch$581.4 million mainly due to in 1H04 the profit attained on the sale of 30% AFP Porvenir in the Dominican Republic to Progreso Group was included. Also, in this variation the higher loss in price level restatement contributed with a negative variation of Ch$551.5 million due to both loss in exchange rate because of the dollar debt with Provida Internacional as well as the application of a higher inflation. Partially offsetting the above is the amortization of goodwill of Ch$209.0 million associated to the investment in the Dominican Republic given the sale of part of the stake and subsequent merger of AFP Porvenir and Crecer in that country, adding the fall in the dollar exchange rate (-9.0%) that reduced the amortization value in pesos associated to investments abroad.

  The Affiliated Companies Results slightly declined by Ch$60.2 million or 2.0% from Ch$3,083.8 million in 1H04 to Ch$3,023.5 million in 1H05. This, due to the positive contribution of local subsidiaries of Ch$253.6 million, was not enough to offset the negative result of foreign subsidiaries of Ch$313.9 million. The latter due to the exclusion of AFP
  Crecer’s results in El Salvador that was sold in October 2004 and the acknowledgment of the loss generated by AFP Crecer in the Dominican Republic as a result of its recent merger, while AFP Porvenir’s results in the Dominican Republic were consolidated with those of Provida s given its management position until the merger. However, it is noticeable the outstanding contribution made by AFORE Bancomer in Mexico and AFP Horizonte in Peru that jointly ascended to Ch$381.1 million.

		1H05	1H04	Change	%

Company	Country	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
Horizonte	Peru	1,076.4	990.2	86.1	8.7%
Crecer	Republica Dominicana	(137.4)	-	(137.4)	n.a.
Bancomer	Mexico	2,581.4	2,286.4	295.0	12.9%
Crecer	El Salvador	-	557.6	(557.6)	-100.0%
DCV	Chile	34.7	31.7	3.0	9.5%
PreviRed.com	Chile	(142.4)	(299.4)	157.0	-52.4%
AFC	Chile	(389.1)	(482.7)	93.7	-19.4%

	TOTAL	3,023.5	3,083.8	(60.2)	-2.0%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 1H05 this affiliate generated an income of Ch$1,076.4 million for Provida representing an increase of Ch$86.1 million or 8.7% with respect to 1H04, basically explained by the higher levels of collection given the increase in the number of average contributors (+6.8%) . Besides, the mandatory investment generated higher earnings and the positive effect of price level restatement in the appreciation of local currency with respect to the dollar of 6.3% between both periods. At June 2005, this subsidiary accounted for a total of 921,054 affiliates and assets under management for US$2,162.3 million, figures equivalent to market shares of 26% for both variables, that situates it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$2,581.4 million that equates to 73.3% of the total foreign affiliates’ contribution during the semester. With respect to 1H05, this affiliate’s income increased by Ch$295.0 million or 12.9% given the increase in collection, higher profits on the investment in a complementary line of business company and the positive effect stemming from the appreciation of Mexican peso of 5.7% between both periods. At June 2005, AFORE Bancomer maintained an affiliate portfolio of 4,333,959 and funds under management for US$9,497.6 million, representing market shares of 13% and 20%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

During 1H05, AFP Crecer registered a loss for Ch$137.4 million given that it has not yet reached break-even point. At June 2005, AFP Crecer had 368,402 affiliates with assets under management for a total of US$73.9 millions, figures that represent market shares of 31% and 23% respectively, situating it in second place in the market in both relevant variables.

Finally, the local affiliates generated for Provida lower losses that implied a positive variation of Ch$253.6 million. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$389.1 million implying a positive variation for Ch$93.7 million (19.4%) with respect to first half of 2004. Additionally, PreviRed.com’ s results, an electronic collection company where Provida holds a 37.9% ownership, implied a loss for Ch$142.4 million for the Company in 1H05 representing a positive deviation of Ch$157.0 million with respect to the same period last year. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$34.7 million in the period, an increase of Ch$3.0 million with respect to 1H04. This company’s main purpose is to invest in entities engaged in public offering securities and Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses increased by Ch$74.1 million or 11.9% as a result of higher expenses for the use of the short bank debt given the higher financing requirement of working capital as well as higher interest rate prevailing for this kind of credit. The latter was partially offset by lower interest expenses associated to the total settlement of the long term debt.

  During the 1H05 a higher loss in Price Level Restatement for Ch$876.9 million representing a negative variation of Ch$551.5 million with respect to the loss recorded in 1H04. This deviation is explained by the losses in exchange rate in the semester because of the Chilean peso depreciation with respect to the dollar over the dollar debt maintained with Provida Internacional. Additionally, the higher inflation applied over the Company’s net liability exposure that in 1H05 reached 1.0% while in 1H04 it ascended to 0.8%.

Income Taxes

As of June 30, 2005, they recorded higher expenses for Ch$983.9 million with respect to 1H04, basically stemming from higher earnings generated in the period and the consequent higher projected expense as well as adjustments in the tax expense related to deferred taxes in light of tax liquidation of 2004 period made in April 2005.

Consolidated Balance Sheet

  Total Assets at June 30 2005 reached Ch$245,166.4 million, representing an increase of Ch$8,528.0 million with respect to the close of June 2004. This deviation is partly sustained by the increment of mandatory investment of Ch$14,161.0 million due to the normal contributions in the growing contributor’s base and the outstanding return recorded in the pension funds during the period. Also, there are higher current assets of Ch$8,418.9 million given the higher payable fees to pension funds (Ch$3,208.8 million) from the process of great volume of the last working day that generate the accrual of fees but the effective payment is made on the subsequent working day; higher payable accounts of insurance companies (Ch$2,582.9 million) regarding life and disability pensions paid by the insurance companies in order to fulfill with the legal time-limits and the higher available balance (Ch$2,724.6 million) from amounts of money that were not used in the last working day.

  Partially offsetting the above are lower other assets of Ch$12,951.3 million due to lower goodwill (Ch$8,285.6 million) given the partial sale of AFP Porvenir and subsequent merger with AFP Crecer, both in the Dominican Republic along with the sale of AFP Crecer in El Salvador and lower investments in related companies (Ch$5,757.5 million) due to the appreciation of Chilean peso with respect to the dollar (9.0%) between both periods.

  Total Liabilities slightly increased by Ch$242.4 million or 0.4% from Ch$65,301.5 million in 1S04 to Ch$65,543.9 million in 1H05. On one hand, the current liabilities increased by Ch$1,801.0 million due higher obligations with banks and financial institutions (Ch$924.4 million) for the increase in the balance of credit lines to finance working capital and higher other current liabilities (Ch$687.1 million) refereed to legal consignations to be distributed, partially offset by lower provisions (Ch$325.4 million) for unfavorable casualty rate in the life and disability insurance given the pre-payment made in March 2005 and lower withholdings (Ch$327.8 million) due to tax withheld to foreign shareholders. On the contrary, the long terms liabilities decreased by Ch$1,558.6 million given the absence of long term provisions (Ch$3,206.7 million) for unfavorable casualty rate of life and disability insurance by making short term payments receivable, partially offset by higher long term deferred taxes (Ch$1,750.6 million) basically stemming from return on mandatory investments.

  Shareholders’ Equity increased by Ch$8,285.7 million or 4.8% from Ch$171,336.8 million at June 30 2004 to Ch$179,622.5 million at the close of June 2005 due to the higher balance of retained earnings and the generation of earnings in the current period that led to total favorable contribution of Ch$12,518.5 million, partially offset by lower other reserves (Ch$4,235.6 million) as a result of exchange rate differences in the translation of Provida Internacional’s net investments abroad.

Exchange Rate

At June 30, 2005 it was Ch$579.00 per dollar, while at the same date of last year this was Ch$636.30 per dollar. Both in 1H04 and 1H05 a depreciation of Chilean peso was recorded with respect to the dollar that reached 3.9% in the first case and 7.2% in the second case.

CONSOLIDATED INCOME STATEMENT

	1H05	1H04	Change	%
	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
OPERATING REVENUES
Fee income	60,190.5	54,953.3	5,237.2	9.5%
Gains on mandatory investments	6,701.8	3,658.7	3,043.1	83.2%
Rebates on L&D insurance	743.4	936.3	(192.9)	-20.6%
Other operating revenues	2,947.3	1,903.8	1,043.5	54.8%

Total Operating Revenues	70,582.9	61,452.1	9,130.9	14.9%

OPERATING EXPENSES
Administr. personnel remunerations	(8,515.1)	(7,716.2)	(798.8)	10.4%
Sales personnel remunerations	(4,221.5)	(4,407.5)	185.9	-4.2%
L&D insurance	(23,749.3)	(30,045.3)	6,295.9	-21.0%
Other operating expenses	(10,830.2)	(8,012.1)	(2,818.1)	35.2%

Total Operating Expenses	(47,316.2)	(50,181.1)	2,864.9	-5.7%

OPERATING INCOME	23,266.8	11,271.0	11,995.8	106.4%

OTHER INCOME (EXPENSES)
Gains on investments	29.6	75.5	(45.9)	-60.8%
Profit (loss) in affil. companies	3,023.5	3,083.8	(60.2)	-2.0%
Amortization of goodwill	(2,505.9)	(2,714.9)	209.0	-7.7%
Interest expense	(696.9)	(622.8)	(74.1)	11.9%
Other income net	409.4	990.8	(581.4)	-58.7%
Price level restatement	(876.9)	(325.5)	(551.5)	169.4%
Total Other Income (Expenses)	(617.3)	486.8	(1,104.1)	-226.8%

INCOME BEFORE TAXES	22,649.4	11,757.8	10,891.6	92.6%
INCOME TAXES	(4,348.2)	(3,364.3)	(983.9)	29.2%

NET INCOME	18,301.2	8,393.5	9,907.7	118.0%

CONSOLIDATED BALANCE SHEET

	1H05	1H04	Change	%
	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
ASSETS
Current Assets	19,180.6	10,761.6	8,418.9	78.2%
Marketable Securities - Reserve	113,804.2	99,643.3	14,161.0	14.2%
Premises and Equipment	25,308.0	26,408.5	(1,100.5)	-4.2%
Other Assets	86,873.6	99,824.9	(12,951.3)	-13.0%

TOTAL ASSETS	245,166.4	236,638.4	8,528.0	3.6%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	60,167.4	58,366.4	1,800.976	3.1%
Long-Term Liabilities	5,376.5	6,935.1	(1,558.618)	-22.5%
Minority Interest	0.0	0.1	(0.0)	-43.1%
Shareholders Equity	179,622.5	171,336.8	8,285.7	4.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	245,166.4	236,638.4	8,528.0	3.6%

CONSOLIDATED CASH FLOW STATEMENT

	1H05	1H04	Change	%
	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	3,086.6	14,923.5	(11,836.8)	-79.3%
Total Operating Revenues	64,624.6	63,396.0	1,228.6	1.9%
Total Operating Expenses	(61,538.0)	(48,472.6)	(13,065.4)	27.0%
CASH FLOW FROM FINANCING ACTIVITIES	(16,913.2)	(5,132.4)	(11,780.8)	-229.5%
CASH FLOW FROM INVESTING ACTIVITIES	2,092.4	4,400.3	(2,307.9)	-52.4%
TOTAL NET CASH FLOW	(11,734.2)	14,191.3	(25,925.5)	-182.7%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER 2005 (2Q05)

Net Income

In the 2Q05, Net Income reached Ch$9,347.7 million, representing an increase of Ch$9,030.0 million or 2,842.4% with respect to 2Q04.

This increase, as it was reported in the semester information, is the result of an adjustment made on the results released by the Company at June 2004 that implied to record a higher level of provisions for life and disability insurance as operating expenses. Should this adjustment had not been made, Provida’s results would have also recorded the increase of Ch$512.9 million or 5.8% sustained as in the semester by higher operating revenues.

The operating component recorded an outstanding growth of Ch$9,720.7 million or 428.7% where the operating revenues contributed with Ch$6,578.2 million mainly due to higher fee income as a result of the favorable collection evolution and the noticeable result obtained by mandatory investments. The operating expenses positively contributed to this variation (lower in Ch$3,142.5 million or 11.3% with respect to 2Q04), basically due to the lower cost of life and disability insurance as a consequence of the aforementioned adjustment in 2Q04. Partially offsetting this saving are higher remunerations of both administrative and sales personnel resulting in both cases from higher severance payments; adding higher other operating expenses specially refereed to computing costs for the implementation of new technology and administrative costs associated to the redesign of commercial and distribution model implemented by the Company. It stands out that if the effect of the adjustment made on insurance cost were isolated, the operating income had increased by Ch$1,271.9 million or 11.9% .

In non operating terms, a higher loss is recorded implying a negative variation of 104.6% or Ch$292.2 million. This deviation is mainly the result of lower other non operating revenues (expenses) net of Ch$583.7 million since in 2Q04 the sale of 30% stake of AFP Porvenir in the Dominican Republic is included. Additionally, higher interest expenses of Ch$153.1 million negatively contributed to this variation as a result of the larger use of short term banking debt for working capital. It highlights that the increase in the earnings generated by all the affiliates of Ch$330.1 million partly offset this negative variation.

	2Q05	2Q04	Change	%

	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
Operating Income	11,988.0	2,267.3	9,720.7	428.7%
Total Operating Revenues	36,575.2	29,997.0	6,578.2	21.9%
Total Operating Expenses	(24,587.2)	(27,729.7)	3,142.5	-11.3%

Other Income (Expenses)	(571.5)	(279.3)	(292.2)	104.6%

Income Taxes	(2,068.8)	(1,670.2)	(398.6)	23.9%

Net Income	9,347.7	317.7	9,030.0	2842.4%
  Earnings per share (each ADR represents fifteen shares) during the quarter reached Ch$28.21 while in the same quarter last year, this was Ch$0.96. At the close of 2Q05, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 2Q04.

Operating Revenues

They reached Ch$36,575.3 million in 2Q05, representing an increase of 21.9% or Ch$6,578.2 million with respect to 2Q04. This evolution is sustained by the favorable contribution of fee income given the positive evolution of collection levels and the extraordinary gains on mandatory investments.

  Fee income increased by 10.3% or Ch$2,906.5 million with respect to 2Q04, reaching Ch$31,022.5 million in the period. This result is backed up by the high collection levels that in the quarter recorded a real growth of 8.3% with respect to the accumulated collection in 2Q04. In this evolution, it highlights the Company’s measures to correct the delay in the accreditation process of collection as a result of the technological change implemented at the end of July 2004 which implied that the higher fee levels were associated with both the increase of collection and the accreditation effective process of leftovers. In terms of clients, the average number of contributors ascended to 1,506,930, in the second semester of 2005, hence, the Company maintains its leading position with a market share of 40.6% at May 2005.

  Gains on Mandatory Investments during 2Q05 reached Ch$3,933.9 million a result noticeable higher than the one obtained in 2Q04 of Ch$498.7 million, which is explained by the comparison made between the weighted average nominal return that reached 3.59% in 2Q05 while in 2Q04 it was only of 0.54%. Behind the above is basically the fact that during the quarter the local stock market exhibited a better performance (IPSA +4.9%, IGPA +1.1%) than in 2Q04 (IPSA +1.7%, IGPA +0.6%).

Operating Expenses

They ascended to Ch$24,587.2 million during the semester, a decrease of 11.3% or Ch$3,142.5 million with respect to 2Q04. In this variation the lower cost of L&D insurance is highlighted and as in the semester is the result of the adjustment of provisions for higher casualty rate made in 2004 as per SAFP’s instructions. The above is partly offset by higher remunerations of both administrative and sales personnel due to higher severance payments and higher other operating expenses mainly those refereed to computing as a result of higher costs for new technology, adding the increase of administrative expenses in line with the redesign of the commercial and distribution model implemented by the Company that have involved an externalization process and modifications in the commercial infrastructure.

  The Administrative Personnel Remunerations ascended to Ch$4,040,9 million in the 2Q05 implying an increase of Ch$133.9 million or 3.4% with respect to the same quarter of 2004. The above as a result of higher severance payments given the staff reduction made during 2Q05, adding the staff reductions planed for the rest of the year which were conservatively provisioned. Also, there are higher expenses for variable remuneration associated goals achievements of pension executives.

  The average administrative staff decreased by 0.8% with respect to 2Q04 from 1,048 employees in 2Q04 to 1,040 in 2Q05.

  Sales Personnel Remuneration increased from Ch$2,092.4 million in 2Q04 to Ch$2,329.5 million in 2Q05, implying a higher expense of Ch$237.1 million (11.3%). The above partly due to higher severance payments as a result of staff reduction contemplated for the second semester that were conservatively provisioned in the months of May and June 2005. Additionally, there were higher fees associated to both a larger volume of affiliations as well as transfers and higher awards due to the delay at the moment of accounting the commercial incentive trip that last year was accounted in July.

  In figures the average number of sale agents decreased from 569 in 2Q04 to 535 in 2Q05, representing a drop of 5.9%.

  During 2Q05 the Life and Disability Insurance (L&D) expense reached Ch$12,147.3 million, lower in Ch$5,554.9 million or 31.4% with respect to the same period last year. This variation is the result of lower provisions for unfavorable casualty rate of Ch$6,335.0 million that as it was explained in the semester corresponded to an adjustment instructed by the SAFP. The higher temporary premium of Ch$780.3 million partially offset this result as a result of higher level of accredited fees that originate the settlement of temporary premium to the insurance company.

  It is important to reiterate that during the quarter all the provisions refereed to the total cost of policies whose coverage had been expired were recognized according to the SAFP’s instructions, increasing strongly the expenses of the period. In fact, such cost has not been totally paid as pre-payment to the insurance companies since its balances are not adjusted by some market parameters according to the law and so they do not reflect the economic cost of the policies. However, the latter has allowed that since this adjustment only the estimation of the economic cost of the current policy is being accounted, maintaining an appropriate correlation between revenues and expenses which an essential accounting principle.

  Other Operating Expenses increased in 50.7% or Ch$2,041.4 million from Ch$4,028.2 million recorded in 2Q04 to Ch$6,069.6 million in 2Q05. This variation is mainly the result of higher computing expenses of Ch$1,321.0 million resulting from the implementation of new technology to obtain gains on efficiency that could lead to cost savings in future periods. Additionally, there were higher administrative expenses of Ch$416.7 million basically related to the restructuring process of the commercial network aimed at segmented assistance for customers that implied to externalize the process of collection and pension payments and a higher expense in infrastructure (leases and common charges). Also, the period recorded a higher depreciation of Ch$150.4 million that is also linked to the restructuring process of the commercial network.

Operating Income

It totaled Ch$11,988.0 million, representing an increase of 428.7% or Ch$9,720.7 million with respect to 2Q04 sustained by the outstanding performance of revenues, adding lower expenses mainly refereed to the life and disability insurance. Likewise, if the adjustment made on the insurance is isolated, the operating income would have increased in Ch$1,271.9 million or 11.9% .

Other Non-Operating Income (Expenses)

They recorded a loss of Ch$571.5 million that implied a negative variation of ch$292.2 million or 104.6% . This deviation is consequence of lower other non-operating revenues net of Ch$583.7 million or 69.6% as a result of the extraordinary effect of the sale of AFP Porvenir s 30% stake in the Dominican Republic in May 2004. Also, the higher interest expenses of Ch$153.1 million contributed to this result given the larger use of short term banking debt. Partially offsetting the lower results it stands out the favorable contribution of Ch$330.1 million made by related companies, although the exclusion of the results of the sold affiliates.

  The Results in Affiliated Companies increased in 28.2% or Ch$330.1 million from Ch$1,170.4 million in 2Q04 to Ch$1,500.5 million in 2Q05. This variation is explained by the positive results obtained by all the affiliated companies, being the variation obtained by the foreign affiliates with respect to 2Q04 specially highlighted, AFORE Bancomer in Mexico and AFP Horizonte in Peru of Ch$519.8 million and the favorable evolution of local affiliates that contributed with Ch$158.0 million. The above despite the exclusion of AFP Crecer results in El Salvador that was sold in October 2004 and the loss recorded by AFP Crecer in the Dominican Republic as a consequence of its recent merger, while the results of AFP Porvenir in the Dominican Republic were not recognized in this period due to were consolidated with Provida’s results given its management position until the merger.

		2Q05	2Q04	Change	%

Company	Country	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
Horizonte	Peru	386.7	328.9	57.8	17.6%
Crecer	Republica Dominicana	(86.6)	-	(86.6)	n.a.
Bancomer	Mexico	1,483.8	1,021.8	462.0	45.2%
Crecer	El Salvador	-	261.1	(261.1)	-100.0%
DCV	Chile	18.7	10.9	7.8	70.8%
PreviRed.com	Chile	(80.3)	(161.4)	81.1	-50.3%
AFC	Chile	(221.8)	(290.9)	69.1	-23.8%

	TOTAL	1,500.5	1,170.4	330.1	28.2%
  Interest Expenses of Ch$482.5 million recorded an increase of Ch$153.1 million or 46.52% due to the higher expenses for the use of the short term banking debt given a larger requirement of working capital financing as well as the higher prevailing interest rate for this kind of credit.

Income Taxes

They were higher in Ch$398.6 million or 23.9% with respect to 2Q04 as a result of higher revenues generated in the period and the adjustments on tax expense mainly refereed to deferred taxes that arisen from the tax liquidation of 2004 period made in April 2005

Exchange Rate

At June 30, 2005, it was Ch$579.00 per dollar that compares with Ch$636.30 per dollar at the close of June 2004. In 2Q05 an appreciation of Chilean peso was recorded with respect to the dollar of 1.2% that compares with the depreciation of Chilean peso with respect to the dollar of 3.2% in the 2Q04.

CONSOLIDATED INCOME STATEMENT

	2Q05	2Q04	Change	%
	(Millions of constant Chilean pesos at June 30, 2005, except percentages)
OPERATING REVENUES
Fee income	31,022.5	28,116.0	2,906.5	10.3%
Gains on mandatory investments	3,933.9	498.7	3,435.2	688.8%
Rebates on L&D insurance	297.4	237.0	60.4	25.5%
Other operating revenues	1,321.4	1,145.3	176.1	15.4%

Total Operating Revenues	36,575.2	29,997.0	6,578.2	21.9%

OPERATING EXPENSES
Administr. personnel remunerations	(4,040.9)	(3,907.0)	(133.9)	3.4%
Sales personnel remunerations	(2,329.5)	(2,092.4)	(237.1)	11.3%
L&D insurance	(12,147.3)	(17,702.2)	5,554.9	-31.4%
Other operating expenses	(6,069.6)	(4,028.2)	(2,041.4)	50.7%

Total Operating Expenses	(24,587.2)	(27,729.7)	3,142.5	-11.3%

OPERATING INCOME	11,988.0	2,267.3	9,720.7	428.7%

OTHER INCOME (EXPENSES)
Gains on investments	14.1	20.5	(6.4)	-31.2%
Profit (loss) in affil. companies	1,500.5	1,170.4	330.1	28.2%
Amortization of goodwill	(1,246.8)	(1,342.3)	95.5	-7.1%
Interest expense	(482.5)	(329.4)	(153.1)	46.5%
Other income net	255.0	838.7	(583.7)	-69.6%
Price level restatement	(611.8)	(637.3)	25.5	-4.0%

Total Other Income (Expenses)	(571.5)	(279.3)	(292.2)	104.6%

INCOME BEFORE TAXES	11,416.5	1,987.9	9,428.6	474.3%
INCOME TAXES	(2,068.8)	(1,670.2)	(398.6)	23.9%

NET INCOME	9,347.7	317.7	9,030.0	2842.4%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: August 15, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: August 15, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.